Exhibit 99.1

ASX ANNOUNCEMENT

29 November 2018

Results from 2018 Annual General Meeting

Melbourne, Australia; 29 November 2018: Genetic Technologies Limited (ASX: GTG; NASDAQ: GENE, “Company”) advises that the 2018 Annual General Meeting of shareholders was held at 10.30 am today (Melbourne time).

In accordance with Listing Rule 3.13.2 and section 251AA of the Corporations Act 2001(Cth), details of the proxies received in respect of each resolution put to shareholders are set out in Table 1 to this announcement. All resolutions that were put before the shareholders were passed on a show of hands.

FOR FURTHER INFORMATION PLEASE CONTACT

Dr Paul Kasian	Jason Wong (USA))
Chairman and Interim CEO	Blueprint Life Science Group
Genetic Technologies Limited	+1 (415) 375 3340, Ext. 4
+ 61 3 8412 7000

About Genetic Technologies Limited

Genetic Technologies Limited (ASX: GTG; Nasdaq: GENE) is a diversified molecular diagnostics company embracing blockchain technologies across Genomic testing platforms. GTG offers cancer predictive testing and assessment tools to help physicians proactively manage patient health. The Company’s lead product, BREVAGenplus®, is a clinically validated risk assessment test for non-hereditary breast cancer and is first in its class. For more information, please visit www.brevagenplus.com and www.phenogensciences.com.

Genetic Technologies is developing a pipeline of risk assessment products including a novel colorectal cancer (CRC) test. For more information, please visit www.gtgcorporate.com

Safe Harbor Statement

Any statements in this press release that relate to the Company’s expectations are forward-looking statements, within the meaning of the Private Securities Litigation Reform Act. The Private Securities Litigation Reform Act of 1995 (PSLRA) implemented several significant substantive changes affecting certain cases brought under the federal securities laws, including changes related to pleading, discovery, liability, class representation and awards fees. Since this information may involve risks and uncertainties and are subject to change at any time, the Company’s actual results may differ materially from expected results. Additional risks associated with Genetic Technologies’ business can be found in its periodic filings with the SEC.

Genetic Technologies Limited • Website: www.gtglabs.com • Email: info@gtglabs.com                                              ABN 17 009 212 328

Registered Office • 60-66 Hanover Street Fitzroy Victoria 3065 Australia • Postal Address P.O. Box 115 Fitzroy Victoria 3065 Australia

Phone +61 3 8412 7000 • Fax +61 3 8412 7040

Table 1 - Proxy results for 29 November 2018 Annual General Meeting

	Manner in which the securityholder directed the proxy vote
Description of Resolution	For	Against	Discretionary Chairman *	Discretionary Other	Abstain
Consideration of Financial Statements	No Vote Required
1. Adoption of the remuneration report
Number of votes received	178,398,195	16,350,754	3,228,194	1,062,000	1,604,888
Percentage of votes cast	89.7%	8.2%	1.6%	0.5%
2. Re-election of Dr Lindsay Wakefield as a Director
Numbers of votes received	192,965,142	10,770,125	24,431,938	1,062,000	643,333
Percentage of votes cast	84.1%	4.7%	10.7%	0.5%
3. Adoption of employee option plan
Numbers of votes received	190,053,435	12,758,580	25,216,608	1,062,000	781,915
Percentage of votes cast	82.9%	5.6%	11.0%	0.5%
4. The issue of performance rights to Dr Paul Kasian
Numbers of votes received	155,696,317	48,499,893	24,240,938	1,062,000	373,390
Percentage of votes cast	67.8%	21.1%	10.6%	0.5%
5. The issue of performance rights to Dr Lindsay Wakefield
Numbers of votes received	147,370,304	48,560,643	24,180,938	1,062,000	373,390
Percentage of votes cast	66.6%	22.0%	10.9%	0.5%
6. The issue of performance rights to Dr George Muchnicki
Numbers of votes received	155,469,368	48,559,893	3,341,250	1,062,000	536,783
Percentage of votes cast	74.6%	23.3%	1.6%	0.5%
7. The issue of performance rights to Mr Peter Rubinstein
Numbers of votes received	155,524,174	48,560,643	24,180,938	1,062,000	544,783
Percentage of votes cast	67.8%	21.2%	10.5%	0.5%

	Manner in which the securityholder directed the proxy vote
Description of Resolution (cont.)	For	Against	Discretionary Chairman *	Discretionary Other	Abstain
8. The issue of performance rights to Mr Sam Lee
Numbers of votes received	155,589,067	48,313,643	24,434,438	1,062,000	473,390
Percentage of votes cast	67.8%	21.1%	10.6%	0.5%
9. Approval of issues under the standby equity placement facility (Kentgrove Capital Growth Fund)
Numbers of votes received	82,207,752	17,356,086	24,221,108	1,062,000	907,497
Percentage of votes cast	65.9%	13.9%	19.4%	0.8%
10. Ratification of issues under the standby equity placement facility (Kentgrove Capital Growth Fund)
Numbers of votes received	82,808,828	16,755,010	24,221,108	1,062,000	907,497
Percentage of votes cast	66.3%	13.4%	19.4%	0.9%
11. Strategic Alliance and issue of milestone shares to Blockchain Global Limited
Numbers of votes received	188,011,750	16,098,020	3,282,194	1,062,000	515,330
Percentage of votes cast	90.2%	7.7%	1.6%	0.5%
12. Approval of proposed new placement of shares to sophisticated investors
Numbers of votes received	183,271,433	19,784,742	24,185,438	1,062,000	1,568,925
Percentage of votes cast	80.2%	8.7%	10.6%	0.5%
13. Approval of increased placement facility
Numbers of votes received	182,075,593	20,886,412	24,221,108	1,062,000	1,627,425
Percentage of votes cast	79.8%	9.1%	10.6%	0.5%

*Discretionary votes in favour of the Chair of the meeting — voted for the resolution

Note:                  The Company currently has a total of 2,644,115,824 ordinary shares on issue and 4,763 registered shareholders.